Northern Lights Fund Trust

17605 Wright Street

Omaha, NE 68130

December 17, 2018

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust (CIK No. 0001314414, File Nos. 333- 122917; 811- 21720) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust (the “Trust”) has determined that the Post-Effective Amendment No. 1,142 filed pursuant to Rule 485(a) on its behalf on November 30, 2018 (accession number SEC Accession No. 0001580642-18-005706) (the "Amendment") was filed in error and incomplete, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. Please direct any questions concerning this letter to me at (631) 470-2633 or Andrew Davalla at Thompson Hine LLP, counsel to the Trust at (614) 469-3353.

Very truly yours,
/s/ Stephanie Shearer
Stephanie Shearer
Secretary, Northern Lights Fund Trust